UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Lixiang Education Announces Results of Annual General Meeting

Lixiang Education Holding Co., Ltd. (NASDAQ: LXEH) (“Lixiang” or the “Company”), a prestigious private education service provider in China, today announced that it held its annual general meeting of shareholders (the “AGM”) on September 18, 2026.

At the AGM, the Company’s shareholders:

●	ratified the appointment of Audit Alliance LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2025.

●	approved and ratified the report of Audit Alliance LLP, the Company’s independent registered public accounting firm, relating to the Company’s consolidated balance sheets as of December 31, 2025 and 2024 and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity, and cash flows for the three-year period ended December 31, 2025;

●	noted that:

(i)	the Company intends to raise capital through issuing 20,000,000,000 Class A ordinary shares of the Company, par value of US$0.0001 per share (the “Class A Ordinary Shares”) to certain investors (the “Investors”) and 5,000,000,000 Class B ordinary shares of the Company, par value of US$0.0001 per share (the “Class B Ordinary Shares”) to Biao Wei, a director and the chief executive officer of the Company (collectively with the Investors, the “Purchasers”), in the aggregate consideration of US$12,500,000, pursuant to the share subscription agreements (as set forth in Exhibit 99.4 and Exhibit 99.5 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026),

(ii)	the Purchasers of Class A Ordinary Shares will deposit such ordinary shares with Citibank, N.A. for 20,000,000 American depositary shares (the “ADSs”) of the Company,

(iii)	the Company will submit to the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-1 to enable the resale of the ADSs held by such Purchasers, and

(iv)	the Company will submit to the China Securities Regulatory Commission (“CSRC Filing”) any and all documents required in connection with the matters contemplated under (i), (ii) and (iii)

(matters contemplated under (i) through (iii) are collectively referred to as, the “Share Issuance”);

●	approved and ratified the Share Issuance, and any documents related to the Share Issuance, including but not limited to the share subscription agreements (as set forth in Exhibit 99.4 and Exhibit 99.5 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026);

●	approved, conditional upon the registration by the Registrar of Companies of the Cayman Islands of the Solvency Statement and the minute containing the particulars required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) that:

(i)	the par value of each authorized and issued share in the share capital of the Company be reduced from US$0.0001 per share to US$0.0000001 per share such that the issued share capital be reduced by cancelling the paid-up capital of the Company to the extent of US$0.0000999 on each of the then issued shares of the Company (the “Capital Reduction”);

(ii)	the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the directors of the Company may deem fit and permitted under the Companies Act, the memorandum and articles of association of the Company as currently in effect and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iii)	immediately following the Capital Reduction, each of the authorized but unissued shares of a par value of US$0.0001 each in the share capital of the Company be sub-divided into 1,000 shares of a par value of US$0.0000001 each (the “Share Sub-Division”);

(iv)	immediately following the Capital Reduction and the Share Sub-Division, the authorized share capital of the Company shall be changed:

FROM: US$2,000,000 divided into 20,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 19,700,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles of Association of the Company,

TO: US$2,000,000 divided into 20,000,000,000,000 shares of a par value of US$0.0000001 each comprising (i) 19,700,000,000,000 Class A Ordinary Shares of a par value of US$0.0000001 each (the “New Class A Ordinary Shares”), (ii) 100,000,000,000 Class B Ordinary Shares of a par value of US$0.0000001 each (the “New Class B Ordinary Shares”), and (iii) 200,000,000,000 shares of a par value of US$0.0000001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles of Association of the Company (the “New Undesignated Shares”), by cancelling the excess authorized but unissued shares in the authorized share capital of the Company and of which 21,871,667,000 New Class A Ordinary Shares and 5,045,000,000 New Class B Ordinary Shares are issued and are fully paid up and the remainder are unissued; and

(v)	each of the New Class A Ordinary Shares, the New Class B Ordinary Shares, and the New Undesignated Shares arising from the Capital Reduction shall rank pari passu in all respects with each other respectively and shall have the rights and privileges and be subject to the restrictions as contained in the Fourth Amended and Restated Memorandum and Articles of Association of the Company; and

●	approved, subject to and immediately following the Capital Reduction and Share Sub-Division, the adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company (as set forth in Exhibit 99.3 to the Form 6-K filed by the Company with the Securities and Exchange Commission on August 19, 2026), in substitution for, and to the exclusion of, the Company’s existing third amended and restated memorandum and articles of association, to reflect the Capital Reduction and Share Sub-Division.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Fen Ye
Fen Ye
Chairlady and Director

Date: September 18, 2026

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